Exhibit 99.3

CONSOLIDATED CAPITALIZATION OF BANK OF MONTREAL

The following table sets forth the consolidated capitalization of the Bank at January 31, 2019.

As at January 31, 2019
(in millions of Canadian dollars)
Subordinated Debt	6,820

Total Equity
Preferred Shares(1)	4,340
Common Shares	12,914
Contributed Surplus	308
Retained Earnings	26,599
Accumulated Other Comprehensive Income	3,188

Total Shareholders’ Equity	47,349
Non-controlling Interest in Subsidiaries	0

Total Equity	47,349

Total Capitalization	54,169

Notes:

(1)

Preferred Shares classified under Shareholders’ Equity consist of Class B Preferred Shares Series 25, 26, 27, 29, 31, 33, 35, 36, 38, 40, 42 and 44. For more information on the classification of Preferred Shares, please refer to Note 7 of the unaudited interim consolidated financial statements of Bank of Montreal for the quarter ended January 31, 2019.